FORM 12B-25

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Peace Arch Entertainment Group Inc.

(SEC File No. 1-15131)

CUSIP 704586304

Suite 407 – 124 Merton Street, Toronto, Ontario, Canada M4S 2Z2

Address of Principal Executive Office

Check one: [ ] Form 10-K [X] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form 10-D [ ] Form N-SAR [ ] Form N-CSR

For Period Ended: August 31, 2006

[  ] Transition Report on Form 10-K

[  ] Transition Report on Form 20-F

[  ] Transition Report on Form 11-K

[  ] Transition Report on Form 10-Q

[  ] Transition Report on Form N-SAR

For the Transition Period Ended: N/A

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I -- REGISTRANT INFORMATION

Full Name of Registrant:

Peace Arch Entertainment Group Inc.

Former Name if Applicable:

N/A

Address of Principal Executive Office (street and number):

Suite 407 – 124 Merton Street, Toronto, Ontario, Canada M4S 2Z2

Address change effective March 5, 2007 to the following:

Suite 650 - 1867 Yonge Street, Toronto, Ontario, Canada M4S 1Y5

PART II – RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

(Check box if appropriate) [X]

A.

[   ]

The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable   effort or expense;

B.

[  ] The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR  or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

C.

[   ]

The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period.

Peace Arch Entertainment Group Inc. (the "Company") could not complete the filing of its Annual Report on Form 20-F for the year ended August 31, 2006 due to a delay in obtaining and compiling information required to be included in the Company's Form 20-F, which delay could not be eliminated by the Company without unreasonable effort and expense.  Regulatory authorities have been providing companies with their interpretation of some very complex U.S. accounting rules affecting a note disclosure in our previously reported financial statements.  The interpretation relates to the U.S. accounting rules contained in the Statement of Financial Accounting Standards (“SFAS”) 133, Accounting for Derivative Instruments and Hedging Activities which determines the US accounting treatment of the Company’s share purchase warrants.

The Company reports in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and provides note disclosure in its financial statements with respect to a reconciliation of Canadian GAAP to U.S. generally accepted accounting principles (“U.S. GAAP”).  Under Canadian GAAP, share purchase warrants are accounted for as equity.  Warrants which are required to be classified as equity are recorded at their initial fair value and there is no subsequent adjustment to that initial fair value.  In contrast, warrants which are required to be classified as liabilities are required to be carried at fair value with changes in fair value recorded through current period earnings.  It has been determined under U.S. GAAP that warrants which have an exercise price denominated in a currency other than a company’s functional currency should be classified as liabilities rather than as equity.  Those share purchase warrants must be fair valued with any resulting gains or losses being included in the calculation of U.S. GAAP earnings.  In these circumstances a loss (gain) would be recorded by the Company when the value of the share purchase warrants increases (decreases).

As a result of this interpretation, the Company is required to restate the U.S. GAAP note included in its financial statements for the years ended August 31, 2006 and 2005.

In accordance with Rule 12b-25 of the Securities Exchange Act of 1934, the Company will file its Form 20-F no later than the 15th calendar day following the prescribed due date.

PART IV-- OTHER INFORMATION

1.

Name and telephone number of person to contact in regard to this notification

Mara Di Pasquale, CFO and Director, Tel: (416) 487-0377 x 222.

2.

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

[X]Yes [  ]No

3.

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[  ]Yes [X]No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Peace Arch Entertainment Group Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  February 28th, 2007

By: “Mara Di Pasquale”

Mara Di Pasquale, CFO & Director